UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Focus Media Holding Limited

(Name of Issuer)

American Depositary Shares, evidenced by American Depositary

Receipts, each representing five Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

34415V109 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road, Central, Hong Kong, China (852) 2509 3228	With a copy to: Hillel T. Cohn, Esq. Morrison & Foerster LLP Suite 3500 555 West Fifth Street Los Angeles, USA 90013 (213) 892-5251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34415V109

1	Names of Reporting Persons Fosun International Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 111,078,220 (1)

	8	Shared Voting Power 0 (2)

	9	Sole Dispositive Power 111,078,220 (1)

	10	Shared Dispositive Power 0 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 111,078,220 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 16.82% (3)

14	Type of Reporting Person (See Instructions) CO

(1)   Number of shares is the number of Ordinary Shares, par value $0.00005 per share (“Ordinary Shares”) of Focus Media Holding Limited (the “Issuer”). Fosun International Limited (“Fosun International”) holds 22,215,644 American Depositary Shares (“ADSs”), each representing 5 Ordinary Shares.

(2)   Fosun International is a party to a Voting Agreement, dated December 19, 2012, with the Separately Filing Group Members (as herein defined), among other parties, which agreement contains, among other things, certain voting agreements and limitations on the sale of Ordinary Shares owned by Fosun International and the Separately Filing Group Members.  As a result, Fosun International may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun International and the Separately Filing Group Members. Ordinary Shares listed as beneficially owned by Fosun International exclude shares held by any of the Separately Filing Group Members, in each case as to which Fosun International disclaims beneficial ownership.

(3)   Percentage calculated based on 660,523,316 Ordinary Shares outstanding as of January 17, 2013 as reported in that certain Preliminary Proxy Statement of the Issuer filed as an exhibit to that certain Schedule 13E-3 filed by the Issuer with the Securities and Exchange Commission on January 18, 2013.

This Amendment No. 12 amends the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2008 (the “Original 13D”) by Fosun International Limited (“Fosun International”) with respect to Ordinary Shares, par value $0.00005 per share (the “Ordinary Shares”) and American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts, each representing five Ordinary Shares of Focus Media Holding Limited (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on December 24, 2008, Amendment No. 2 to the Original 13D filed on January 26, 2009, Amendment No. 3 to the Original 13D filed on January 30, 2009, Amendment No. 4 to the Original 13D filed on February 9, 2009, Amendment No. 5 to the Original 13D filed on February 20, 2009, Amendment No. 6 to the Original 13D filed on March 26, 2009, Amendment No. 7 to the Original 13D filed on September 21, 2010, Amendment No. 8 to the Original 13D filed on September 27, 2010, Amendment No. 9 to the Original 13D filed on July 7, 2011, Amendment No. 10 to the Original 13D filed on July 19, 2011 and Amendment No. 11 to the Original 13D filed on December 21, 2012 (“Amendment No. 11”).  Unless otherwise stated herein, the Original 13D, as amended, remains in full force and effect and supercedes the Schedule 13G filed with the Securities and Exchange Commission on July 20, 2011, as amended by Amendment No. 1 to such Schedule 13G filed on February 13, 2012.  This Amendment No. 12 is being filed to reflect a correction in the percent of class represented by the aggregate amount beneficially owned by Fosun International as set forth in Item 13 of the cover page and to update certain information regarding the Separately Filing Group Members (as defined herein) set forth in Schedule A attached hereto.  This Amendment No. 12 is not a result of any transactions effected by Fosun International since Amendment No. 11 and does not reflect any change in the number of Ordinary Shares beneficially owned by Fosun International from the number reported in Amendment No. 11.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is filed by Fosun International, a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”). The principal business address for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The principal businesses of Fosun International include: (i) insurance; (ii) pharmaceuticals and healthcare; (iii) property; (iv) steel; (v) mining; (vi) retail, services, finance and other investments; and (vii) asset management, which mainly operate through its subsidiaries. Fosun International is a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”). Fosun International Holdings is controlled by Guo Guangchang. The place of organization, principal business address and principal business of Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.1 of Amendment No. 11. The name, business address, present principal employment and citizenship of Guo Guangchang and each director and executive officer of Fosun International, Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.1 of Amendment No.11.

Fosun International may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun International and the persons referred to on Schedule A attached hereto (the “Separately Filing Group Members”), who have filed a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act. Schedule A attached hereto sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in that certain Preliminary Proxy Statement of the Company filed as an exhibit to the Schedule 13E-3 filed by the Issuer with the Securities and Exchange Commission on January 18, 2013.

During the last five years, neither Fosun International nor, to Fosun International’s knowledge, (a) any executive officer or director of Fosun International; (b) any person controlling Fosun International; or (c) any executive officer or director of any person ultimately in control of Fosun International been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)   See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun International as of January 24, 2013.

(b)   See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares underlying the ADSs beneficially owned by Fosun International as of January 24, 2013 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Schedule A attached hereto sets forth certain information regarding the Ordinary Shares beneficially owned by each Separately Filing Group Member.  All such information is based solely on information contained in that certain Preliminary Proxy Statement of the Issuer filed as an exhibit to the Schedule 13E-3 filed by the Issuer with the Securities and Exchange Commission on January 18, 2013.

Fosun International disclaims beneficial ownership of the shares held by any of the Separately Filing Group Members. The filing of this Amendment No. 12 to Schedule 13D shall not be constructed as an admission that Fosun International is, for purposes of Section 13(d) of the Act or otherwise, the beneficial owner of shares held by any of the Separately Filing Group Members.

(c)  There were no transactions in the ADS that were effected during the past 60 days by Fosun International.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)   Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2013

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director

Schedule A

Certain Information Regarding the Separately Filing Group Members

Separately Filing Group Members	Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Percent of Class (1)
Mr. Jiang Nanchun Chiang	0		128,824,200	(2)	0		128,824,200	(2)	19.38	%(6)
JJ Media Investment Holding Limited	122,259,195	(3)	6,565,005	(4)(5)	122,259,195	(3)	6,565,005	(4)(5)	19.38	%(6)
Target Sales International Limited	6,065,005	(4)	0		6,065,005	(4)	0		0.91	%(6)
Target Management Group Limited	500,000	(5)	0		500,000	(5)	0		0.08	%(6)

(1)   Percentage is based on aggregate amount beneficially owned according to sole and shared voting and dispositive power.

(2)   Includes 13,224,999 Ordinary Shares held by JJ Media Investment Holding Limited and 109,034,196 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investment Holding Limited in the form of ADSs; 2,483,905 Ordinary Shares and vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, held by Target Sales International Limited; and vested options to purchase 100,000 ADSs, representing 500,000 Shares held by Target Management Group Limited. Each of Target Sales International Limited and Target Management Group Limited is 100% owned by JJ Media Investment Holding Limited. JJ Media Investment Holding Limited is 100% owned by Mr. Jason Nanchun Jiang, chairman of the board of directors and chief executive officer of the Issuer. The business address of Jason Nanchun Jiang, JJ Media Investment Holding Limited, Target Sales International Limited and Target Management Group Limited is c/o Focus Media Holding Limited, Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(3)   Includes 13,224,999 Ordinary Shares held by JJ Media Investment Holding Limited and 109,034,196 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investment Holding Limited in the form of ADSs.

(4)   Includes 2,483,905 Ordinary Shares and vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, held by Target Sales International Limited.

(5)   Includes vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares held by Target Management Group Limited.

(6)   Percentage calculated based on 664,604,416 Ordinary Shares deemed issued and outstanding, including 660,523,316 Ordinary Shares outstanding as of January 17, 2013, vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, held by Target Sales International Limited and vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares held by Target Management Group Limited as reported in that certain Preliminary Proxy Statement of the Issuer filed as an exhibit to that certain Schedule 13E-3 filed by the Issuer with the Securities and Exchange Commission on January 18, 2013.